

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2013

Via E-mail
Mark Bradley
Chief Executive Officer
Players Network
1771 E. Flamingo Road, #201-A
Las Vegas, NV 89119

　　　　　Re:　Players Network
　　　　　　　　Registration Statement on Form S-1
　　　　　　　　Filed July 24, 2013
　　　　　　　　File No. 333-190107

Dear Mr. Bradley:

　　　　We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　　After reviewing any amendment to your registration statement and the information you provide, we may have additional comments.

The Offering, page 6

1.　　　　It is not clear what happens if a put is temporarily suspended because the trading price falls below the Suspension Price. Clarify how and when the Suspension Price is determined. You should consider providing an illustration of the chronology depicting when a put notice is first given through closing of the drawdown highlighting when the drawdown could be suspended due to a drop in the stock price below the Suspension Price.

Mark Bradley
Players Network
August 6, 2013
Page 2

You may contact Sharon Virga, Staff Accountant, at 202-551-3363 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3310 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
       Diane D. Dalmy, Esq.